UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting

held on May 03, 2021

DATE, TIME AND PLACE: On May 03, 2021, at 9 a.m., by videoconference, the Board of Directors of the Company has met, with the attendance of all of its members.

CALL NOTICE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, President. Daniel Pareto, Secretary.

AGENDA: To elect, for a new term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2023 Ordinary Shareholders Meeting.

RESOLUTIONS: Made the appropriate clarification, the members of the Board of directors unanimously:

Approved the election, for a new term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2021 Ordinary Shareholders Meeting, the following members to compose the Company’s Board of Executive Officers: as Chief Executive Officer, Mr. Sérgio Agapito Lires Rial, Brazilian citizen, single, economist, bearer of the identity card RG nº 04.621.473-0 IFP/RJ, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 595.644.157-72; as Vice-President Executive Officer and Investors Relations Officer, Mr. Angel Santodomingo Martell, Spanish citizen, married, economist, bearer of the identity card RNM nº G033621-T, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 237.035.738-05; as Vice-President Executive Officers, Messrs. Alberto Monteiro de Queiroz Netto, Brazilian citizen, married, business administrator, bearer of the Identity Card RG No. 07578580-8 SSP/RJ, enrolled with the Individual Taxpayer Registry CPF/MF No. 843.603807-04; Alessandro Tomao, Brazilian citizen, married, lawyer, bearer of the identity card OAB nº 187.287, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 265.010.568-29; Antonio Pardo de Santayana Montes, Spanish citizen, married, economist, bearer of the identity card RNE nº V569506-B, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 233.431.938-44; Carlos Rey de Vicente, Spanish citizen, married, lawyer, bearer of the identity card RNE nº V952766Z, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 236.413.938-41; Ede Ilson Viani, Brazilian citizen, married, accountant, bearer of the identity card RG nº 17.488.375 SSP/SP, registered with the Individual

Taxpayers’ Roll (“CPF/MF”) nº 064.923.468-58; Jean Pierre Dupui, Brazilian citizen, married, economist, bearer of the identity card RG nº 0.482.407-5 SSP/AM, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 314.645.212-04; Juan Sebastián Moreno Blanco, Spanish citizen, married, business administrator, bearer of the identity card RNE nº G042010-K, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 236.836.698-96; Mario Roberto Opice Leão, Brazilian citizen, married, engineer, bearer of the identity card RG nº 24752106 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 248.745.618-37; Patrícia Souto Audi, Brazilian citizen, in a stable union, administrator, bearer of the identity card RG nº 978860 SSP/DF, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 457.864.021-34; and Vanessa de Souza Lobato Barbosa, Brazilian citizen, married, business administrator, bearer of the identity card RG nº MG-4.375.275 SSP/MG, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 758.525.866-68; and as Officers without specific designation: Messrs. Adriana Marques Lourenço de Almeida, Brazilian citizen, divorced, administrator, bearer of the identity card RG nº. 24.833.129-2 SSP-SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº. 183.551.068-06; Amancio Acúrcio Gouveia, Brazilian citizen, married, accounting officer, bearer of the identity card RG nº 52.782.974-2 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 735.075.127-34; Ana Paula Vitali Janes Vescovi, Brazilian citizen, married, economist, bearer of the identity card RG nº 724203 SPTC/ES, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 862.654.587-87; André de Carvalho Novaes, Brazilian citizen, married, economist, bearer of the identity card RG nº 39.843.813 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 005.032.677-59; Carlos Aguiar Neto, Brazilian citizen, married, engineer, bearer of the identity card RG nº 19129986 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 153.127.368-80; Cassio Schimitt, Brazilian citizen, married, economist, bearer of the identity card RG nº 54.623.554-2 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 581.099.430-04; Claudenice Lopes Duarte, Brazilian citizen, divorced, journalist, bearer of the identity card RG nº 22.124.037-8 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 116.689.928-4; Daniel Fantoni Assa, Brazilian citizen, divorced, business administrator, bearer of the identity card RG nº 26.340.077-3 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 269.131.748-02;; Elita Vechin Pastorelo Ariaz, Brazilian citizen, married, lawyer, bearer of the identity card RG nº 19.375.390-X SSP / SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 142.004.528-80; Francisco Soares da Silva Junior, Brazilian citizen, married, banking, bearer of the identity card RG nº. 875.255 SSP-MA, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 407.944.313-72; Franco Luigi Fasoli, Brazilian citizen, single, business administrator, bearer of the identity card RG nº 25.215240-2 SSP / SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 251.608.448-05; Geraldo José Rodrigues Alckmin Neto, Brazilian citizen, married, banking, bearer of the identity card RG nº 35.777.777-3 SSP /SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 222.236.558-90; Germanuela de Almeida de Abreu, Venezuelan citizen, divorced, economist, bearer of the identity card for Foreigner RNE nº V331832-X, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 057.546.967-60; Gustavo Alejo Viviani,

Argentine citizen, married, economist, bearer of identity card RNE nº W043215-H, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 213.003.878-66; Igor Mario Puga, Brazilian citizen, divorced, publicist, bearer of the identity card RG nº 32.177.078-X SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 226.258.728-02; Jean Paulo Kambourakis, Brazilian citizen, married, banking, bearer of the identity card RG nº 28436995 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 296.938.838-37; João Marcos Pequeno De Biase, Brazilian citizen, married, economist, bearer of the identity card RG nº 365980092 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 908.677.697-34; José Teixeira de Vasconcelos Neto, Brazilian citizen, married, banking, bearer of the identity card RG nº 393.801-2 SSP/PE, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 848.193.164-00; Luis Guilherme Mattoso de Oliem Bittencourt, Brazilian citizen, married, engineer, bearer of the identity card RG nº 24.855.630 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 154.184.778-46; Luiz Masagão Ribeiro Filho, Brazilian citizen, married, business administrator, bearer of the identity card RG nº 24.105.527-1 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 214.670.788-75; Marcelo Augusto Dutra Labuto, Brazilian citizen, married, business administrator, bearer of the identity card RG nº 1345836/PCDF, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 563.238.081-53; Marilize Ferrazza Santinoni, Brazilian citizen, married, banking, bearer of the identity card RG nº. 54.192.913-6 SSP-SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº. 415.586.770-20; Marino Alexandre Calheiros Aguiar, Portuguese citizen, married, business administrator, bearer of the identity card RNM nº V306976-2, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 227.442.248-63; Ramón Sánchez Díez, Spanish citizen, married, economist, bearer of the identity card RNE nº V387945-Y, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 059.396.487-03; Ramon Sanchez Santiago, Spanish citizien, married, lawyer, bearer of the identity card RNE nº G462194-I, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 241.262.398-80; Reginaldo Antonio Ribeiro, Brazilian citizen, married, economist, bearer of the identity card RG nº 18.108.147-7 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 091.440.778-31; Ricardo Olivare de Magalhães, Brazilian citizen, under a common-law marriage, banking, bearer of the identity card RG nº. 26.239.950-7 SSP-SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 303.533.658-07; Roberto Alexandre Borges Fischetti, Brazilian citizen, divorced, economist, bearer of the identity card RG nº 24779964 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 262.123.698-79; Robson de Souza Rezende, Brazilian citizen, divorced, statistician, bearer of the identity card RG nº 07161316-0 IFP/RJ, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 847.670.657-04; Sandro Kohler Marcondes, Brazilian citizen, married, business administrator, bearer of the identity card RG nº 34819599 SSP /PR, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 485.322.749-00; Sandro Rogério da Silva Gamba, Brazilian citizen, married, engineer, bearer of the identity card RG nº 24885811- SSP /SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 153.803.238-47; Thomas Gregor Ilg, Brazilian citizen, married, engineer, bearer of the identity card RG nº 4.948.906-9 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 120.800.938-94; and Vitor Ohtsuki, Brazilian citizen, married, engineer, bearer of the identity card RG nº 23819545 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 261.300.018-00; all with offices at Avenida Presidente Juscelino Kubitschek, n.º 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011.

The Officers just elected represent that they are not forbidden by law to perform the activities proper to their offices, according to the certificate filed at the Company´s headquarters, and fulfill all the conditions set forth in Resolution CMN 4.122/2012, presenting the respective representations and authorizations required by the mentioned Resolution, and shall only take office of their respective post after authorization of their election by the Central Bank of Brazil.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been sent for approval and electronic signature. Board: Álvaro Antônio Cardoso de Souza, President. Daniel Pareto, Secretary. Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice President; Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía, Marília Artimonte Rocca and Pedro Augusto de Melo – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 3, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer